UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

FinVolution Group

(Name of Issuer)

Class A ordinary shares, US$0.00001 par value per share

(Title of Class of Securities)

G3524C107**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number G3524C107 has been assigned to the Class A ordinary shares of the issuer. CUSIP number 31810T101 has also been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “FINV.” Each ADS represents five Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3524C107

1	Name of Reporting Person Lightspeed China Partners I GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 43,465,460 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 43,465,460 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,465,460 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.0% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). (2) See Item 4.
12	Type of Reporting Person CO

(1)

Represents (i) 7,647,310 ADSs, representing 38,236,550 Class A ordinary shares held by Lightspeed China Partners I, L.P., and (ii) 1,045,782 ADSs, representing 5,228,910 Class A ordinary shares held by Lightspeed China Partners I-A, L.P.

(2)

Based on a total of 1,433,791,404 ordinary shares (being the sum of 854,591,404 Class A ordinary shares and 579,200,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G3524C107

1	Name of Reporting Person Lightspeed China Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 38,236,550 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 38,236,550 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,236,550 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 2.7% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). (2) See Item 4.
12	Type of Reporting Person PN

(1)	Represents 7,647,310 ADSs, representing 38,236,550 Class A ordinary shares held by Lightspeed China Partners I, L.P.
(2)

Based on a total of 1,433,791,404 ordinary shares (being the sum of 854,591,404 Class A ordinary shares and 579,200,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G3524C107

Item 1(a).	Name of Issuer:

FinVolution Group (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China

Item 2(a).	Name of Person Filing:

Lightspeed China Partners I GP, LLC and Lightspeed China Partners I, L.P. (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Lightspeed China Partners I GP, LLC

P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Lightspeed China Partners I, L.P.

P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Item 2(c)	Citizenship:

Lightspeed China Partners I GP, LLC – Cayman Islands

Lightspeed China Partners I, L.P. – Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, US$0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

G3524C107

This CUSIP number applies to the Class A ordinary shares of the Issuer, par value $0.00001 per share. CUSIP number 31810T101 has also been assigned to the American depositary shares of the Issuer, each representing five Class A ordinary shares of the Issuer, par value $0.00001 per share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Lightspeed China Partners I GP, LLC	43,465,460	(1)	3.0	% (2)	0.3	% (3)	43,465,460	(1)	0	43,465,460	(1)	0
Lightspeed China Partners I, L.P.	38,236,550		2.7	% (2)	0.3	% (3)	38,236,550		0	38,236,550		0

(1)

Represents (i) 7,647,310 ADSs, representing 38,236,550 Class A ordinary shares held by Lightspeed China Partners I, L.P., and (ii) 1,045,782 ADSs, representing 5,228,910 Class A ordinary shares held by Lightspeed China Partners I-A, L.P. Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are Cayman Islands limited partnerships. Lightspeed China Partners I GP, LLC, a limited liability company, is the general partner of both Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. Ronald Cao and James Qun Mi are controlling shareholders of Lightspeed China Partners I GP, LLC. Both Ronald Cao and James Qun Mi disclaim beneficial ownership of their shares held by Lightspeed funds, except to the extent of their pecuniary interest therein.

(2)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,433,791,404 ordinary shares (being the sum of 854,591,404 Class A ordinary shares and 579,200,000 Class B ordinary shares, and assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) of the Issuer outstanding as of December 31, 2021. In computing the percentage ownership of a Reporting Person, we have included shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2021.

(3)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2023

Lightspeed China Partners I GP, LLC

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	Director

Lightspeed China Partners I, L.P.

By:	/s/ James Qun Mi
Name:	James Qun Mi
Title:	For and on behalf of Lightspeed China Partners I GP, LLC, General Partner; Director of Lightspeed China Partners I GP, LLC

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement